Exhibit 99.4

Questar Corporation 333 South State Street P.O. Box 45433 Salt Lake City, UT 84145-0433
Ronald W. Jibson Chairman, President & Chief Executive Officer

February 1, 2016

Dear Retiree,

Questar is excited to announce a merger between Questar Corporation and Dominion Resources - one of the country’s largest and most admired electric and natural gas companies. Both Questar and Dominion have similar philosophies, values and ways of doing business that benefit employees, retirees, customers, communities and shareholders. They recognize our true value, and it speaks highly of the hard work and dedication of employees and retirees who have contributed to our success. We are excited about the opportunities this transaction will bring to the future of our combined company.

Questar values retirees and the service you provided to make Questar what it is today. You will continue to remain a retiree of Questar and the pension you are collecting today will not change as a result of this announcement. Just like Questar, Dominion values the service their retirees provided and they have a longstanding history of commitment to their retirees, which will continue under the combined company.

We have a website where all employees and retirees will be able to obtain information about the combination of Questar and Dominion. You can access the extranet starting late Wednesday, Feb. 3, at https:drs.dom.com/questar with the username “Welcome” and “Dominion” as the password. Please take advantage of this valuable resource to receive up-to-date information. While our name will change, the service and assistance you are used to will not change.

Until the transaction is final, current benefits offered to Questar retirees will remain in place and any future changes to medical plan benefits will be communicated as they have been in the past. We hope you will join with us in our excitement regarding this new era for Dominion Questar.

Sincerely,

Ron